UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-20310

Superior Energy Services, Inc.
SESI, L.L.C.
1105 Peters Road, L.L.C.
Ace Rental Tools, L.L.C.
Blowout Tools, Inc.
Nautilus Pipe & Tool Rental, L.L.C.
Connection Technology, L.L.C.
Drilling Logistics, L.L.C.
Environmental Treatment Investments, L.L.C.
F. & F. Wireline Service, L.L.C.
Fastorq, L.L.C.
H.B. Rentals, L.C.
Hydro-Dynamics Oilfield Contractors, Inc.
International Snubbing Services, L.L.C.
Non-Magnetic Rental Tools, L.L.C.
Oil Stop, L.L.C.
Production Management Industries, L.L.C.
Stabil Drill Specialties, L.L.C.
Sub-Surface Tools, L.L.C.
Superior Energy Services, L.L.C.
SELIM LLC
SEGEN LLC
SE Finance LP
Tong Rentals and Supply Company, L.L.C.
Wild Well Control, Inc. (Exact name of registrants, as specified in their charter)

1105 Peters Road, Harvey, Louisiana 70058 (504) 362-4321
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8-7/8% Senior Notes due 2011 and Senior Guarantees
(Title of each class of securities covered by this Form)

Common Stock, $.001 par value, of Superior Energy Services, Inc.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12g-4(a)(1)(ii)	[ ]	Rule 12g-4(a)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12h-3(b)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]	Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: 34

            Pursuant to the requirements of the Securities Exchange Act of 1934, each of the companies set forth below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUPERIOR ENERGY SERVICES, INC.
DATE: September 19, 2001	BY: /S/ ROBERT S. TAYLOR Robert S. Taylor Vice President, Treasurer and Chief Financial Officer
SESI, L.L.C.
By: Superior Energy Services, Inc., its managing member
BY: /S/ ROBERT S. TAYLOR Robert S. Taylor Vice President, Treasurer and Chief Financial Officer

1105 PETERS ROAD, L.L.C.
ACE RENTAL TOOLS, L.L.C.
BLOWOUT TOOLS, INC.
NAUTILUS PIPE & TOOL RENTAL, L.L.C.
CONNECTION TECHNOLOGY, L.L.C.
DRILLING LOGISTICS, L.L.C.
ENVIRONMENTAL TREATMENT
     INVESTMENTS, L.L.C.
F. & F. WIRELINE SERVICE, L.L.C.
FASTORQ, L.L.C.
H.B. RENTALS, L.C.
HYDRO-DYNAMICS OILFIELD
     CONTRACTORS, INC.
INTERNATIONAL SNUBBING
     SERVICES, L.L.C.
NON-MAGNETIC RENTAL TOOLS, L.L.C.
OIL STOP, L.L.C.
PRODUCTION MANAGEMENT
     INDUSTRIES, L.L.C.
STABIL DRILL SPECIALTIES, L.L.C.
SUB-SURFACE TOOLS, L.L.C.
SUPERIOR ENERGY SERVICES, L.L.C.
SELIM LLC
SEGEN LLC
SE FINANCE LP
TONG RENTALS AND SUPPLY
     COMPANY, L.L.C.
WILD WELL CONTROL, INC.

BY: /S/ ROBERT S. TAYLOR Robert S. Taylor Authorized Representative